UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 15, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Van der Moolen Holding N.V.
File No. 001-16731 CF# 17025

Van der Moolen Holding N.V. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 30, 2005.

Based on representations by Van der Moolen Holding N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), and personnel and medical files and similar files the disclosure of which would constitute a clearly unwarranted invasion of personal privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.5	through January 3, 2010
Exhibit 4.6	through January 3, 2010
Exhibit 4.7	through January 3, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel